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                                            File No. 70-8453


                        CERTIFICATE OF NOTIFICATION

                                 (Rule 24)

                    SECURITIES AND EXCHANGE COMMISSION

                                    by

                    NEW ENGLAND ELECTRIC SYSTEM (NEES)

    It is hereby certified that the transactions detailed below, which were covered by the Statement on Form U-l as amended and the Order of the Securities and Exchange Commission dated November 2, 1994 (Commission's File No. 70-8453) with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statement and Order of the Commission as follows:

    During the quarter ended September 30, 1995, NEES made no new money borrowings and had no short-term debt outstanding.


                                 SIGNATURE

    Pursuant to the requirements of the Public Utility Holding Company Act of l935, the undersigned company has duly caused this certificate of notification to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                    NEW ENGLAND ELECTRIC SYSTEM

                                      s/Michael E. Jesanis

                                    By
                                      Michael E. Jesanis
                                           Treasurer

Date:  November 13, 1995


The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.